------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 9)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
        1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              ----------------
                            JUNO LIGHTING, INC.
                              (NAME OF ISSUER)
                              ----------------

                  COMMON STOCK, $.001 PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ----------------

                                482047 20 6
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------

                                KEVIN BAKER
                        VICE PRESIDENT AND SECRETARY
                        FREMONT INVESTORS I, L.L.C.
                       FREMONT INVESTORS I CS, L.L.C.
                       50 FREMONT STREET; SUITE 3700
                      SAN FRANCISCO, CALIFORNIA 94105
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                    RECEIVE NOTICES AND COMMUNICATIONS)

                              WITH A COPY TO:
                               KENTON J. KING
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                    FOUR EMBARCADERO CENTER, SUITE 3800
                      SAN FRANCISCO, CALIFORNIA 94111
                               (415) 984-6400

                              OCTOBER 19, 2000
     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


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CUSIP No.  482047 20 6                   13D           Page 2 of 13 Pages

------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I, L.L.C.

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |X|      (b)  |_|
------------------------------------------------------------------------------
   3    SEC USE ONLY

------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
               OO
------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                            |_|
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF DELAWARE
------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER
            NUMBER OF
             SHARES                     --------------------------------------
          BENEFICIALLY                  8    SHARED VOTING POWER
            OWNED BY                         4,423,010
              EACH                      --------------------------------------
            REPORTING                   9    SOLE DISPOSITIVE POWER
             PERSON
              WITH                      --------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                             4,423,010

------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,423,010
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                  |_|
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                64.4%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                OO
------------------------------------------------------------------------------



CUSIP No.   482047 20 6                  13D       Page 3 of 13 Pages

------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.P.

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |X|      (b)  |_|
------------------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------------------
   4    SOURCE OF FUNDS:
                OO
------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                          |_|
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF DELAWARE
------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER

            NUMBER OF                -----------------------------------------
             SHARES                  8     SHARED VOTING POWER
          BENEFICIALLY                     4,821,376
            OWNED BY                 -----------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                  -----------------------------------------
              WITH                   10    SHARED DISPOSITIVE POWER
                                           4,821,376
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,821,376
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                 |_|
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                70.2%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                PN
------------------------------------------------------------------------------



CUSIP No.  482047 20 6                   13D       Page 4 of 13 Pages

------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS:  FP ADVISORS, L.L.C.

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |X|      (b)  |_|
------------------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
                 OO
------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                  |_|
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF DELAWARE
------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

            NUMBER OF               ------------------------------------------
             SHARES                 8    SHARED VOTING POWER
          BENEFICIALLY                   4,821,376
            OWNED BY                ------------------------------------------
              EACH                  9    SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                 ------------------------------------------
              WITH                  10   SHARED DISPOSITIVE POWER
                                         4,821,376
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,821,376
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                              |_|
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                70.2%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                OO
------------------------------------------------------------------------------



CUSIP No.  482047 20 6                   13D       Page 5 of 13 Pages

------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS:  FREMONT GROUP, L.L.C.

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |X|      (b) |_|
------------------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
                  OO
------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                         |_|
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF DELAWARE
------------------------------------------------------------------------------
                                     7    SOLE VOTING POWER

            NUMBER OF                -----------------------------------------
             SHARES                  8    SHARED VOTING POWER
          BENEFICIALLY                    5,016,475
            OWNED BY                 -----------------------------------------
              EACH                   9    SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                  -----------------------------------------
              WITH                   10   SHARED DISPOSITIVE POWER
                                          5,016,475
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,016,475
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                |_|
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                73.0%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                OO
------------------------------------------------------------------------------



CUSIP No.  482047 20 6                   13D       Page 6 of 13 Pages

------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS, INC.

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |X|      (b) |_|
------------------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
                  OO
------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                     |_|
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF NEVADA
------------------------------------------------------------------------------
                                     7    SOLE VOTING POWER

            NUMBER OF                -----------------------------------------
             SHARES                  8    SHARED VOTING POWER
          BENEFICIALLY                    5,016,475
            OWNED BY                 -----------------------------------------
              EACH                   9    SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                  -----------------------------------------
              WITH                   10   SHARED DISPOSITIVE POWER
                                          5,016,475
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,016,475
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                |_|
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                73.0%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                CO



CUSIP No.  482047 20 6                   13D       Page 7 of 13 Pages


------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I CS, L.L.C.

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |X|      (b) |_|
------------------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
                  OO
------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                  |_|
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
           STATE OF DELAWARE
------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

            NUMBER OF               ------------------------------------------
             SHARES                 8    SHARED VOTING POWER
          BENEFICIALLY                   398,366
            OWNED BY                ------------------------------------------
              EACH                  9    SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                 ------------------------------------------
              WITH                 10    SHARED DISPOSITIVE POWER
                                         398,366
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                398,366
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                5.8%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                OO
------------------------------------------------------------------------------


CUSIP No.  482047 20 6                   13D       Page 8 of 13 Pages

------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.L.C.

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |X|      (b) |_|
------------------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
                   OO
------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                      |_|
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
            STATE OF DELAWARE
------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

            NUMBER OF               ------------------------------------------
             SHARES                 8    SHARED VOTING POWER
          BENEFICIALLY                   195,098
            OWNED BY                ------------------------------------------
              EACH                  9    SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                 ------------------------------------------
              WITH                  10   SHARED DISPOSITIVE POWER
                                         195,098
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                195,098
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                      |_|
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                2.8%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                OO
------------------------------------------------------------------------------



        The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

        This amendment (this "Statement") amends and supplements the amended and restated statement on Schedule 13D filed by Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (the "Reporting Persons") on October 9, 2000. This Statement relates to the Common Stock (the "Common Stock") of Juno Lighting, Inc., a Delaware corporation (the "Company"). The Series A Convertible Preferred Stock of the Company (the "Preferred Stock") is convertible into Common Stock. The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 3.   Source and Amount of Funds or Other Consideration.

        On October 10, 2000, October 17, 2000, October 19, 2000 and October 20, 2000, Fremont Partners, L.L.C. acquired 15,000, 4,000, 70,000 and
17,500 shares of Common Stock (the "Acquired Shares") at a weighted average price of $5.71 per share, or $607,875 in the aggregate, plus applicable brokerage fees. Such acquisition was effected in four open market purchases. The consideration was obtained from the operating capital of Fremont Partners, L.L.C.

Item 4.        Purpose of the Transaction.

        All of the shares of Common Stock and Preferred Stock acquired by the Reporting Persons have been acquired for general investment purposes. Each of the Reporting Persons reserves the right to change their investment intent. Subject to market conditions the Reporting Persons may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions.

        It is anticipated that the Board of Directors of the Company will act as soon as practicable to fill the existing vacancies on the Board of Directors with outside directors who are unaffiliated with any of the Reporting Persons. Except as set forth above, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

        (a) As of October 23, 2000, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 4,423,010 shares of Common Stock or 64.4% of the Common Stock.

        As of October 23, 2000, Fremont Partners, L.P. and FP Advisors, L.L.C. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Such shares are convertible into and/or represent a total of 4,821,376 shares of Common Stock, or 70.2% of the Common Stock.

        As of October 23, 2000, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C., (iii) the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. and (iv) the 193,500 shares of Common Stock owned by Fremont Partners, L.L.C. Such shares are convertible into and/or represent a total of 5,016,475 shares of Common Stock, or 73.0% of the Common Stock.

        Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the terms of the Certificate of Incorporation of the Company, and as set forth in more detail therein, for the first five years after the issuance of the Preferred Stock, the number of shares of Common Stock into which the Preferred Stock is convertible will increase as a result of dividends payable by an increase in the Stated Amount. This will result in an increase in the voting power represented by the underlying Common Stock. After the first five years, dividends on the Preferred Stock may be paid in cash.

        Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

        Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I CS L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 398,366 shares of Common Stock owned directly by Fremont Investors I CS, L.L.C.

        Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 380 shares of Preferred Stock and the 193,500 shares of Common Stock owned directly by Fremont Partners, L.L.C.

        (b) Fremont Investors I, L.L.C. currently exercises the power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., and the underlying Common Stock. In addition, each of Fremont Partners, L.P. FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercise shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock), the underlying Common Stock, and the 193,500 shares of Common Stock owned directly by Fremont Partners, L.L.C.

        Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 5,016,475 shares of Common Stock on an as-converted basis, or 73.0% of the Common Stock.

        (c) Except as reported in Item 3 or this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

        (d) - (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Pursuant and subject to certain agreements among them, Fremont Investors I CS, L.L.C., Fremont Group, L.L.C. and members of Fremont Investors I, L.L.C. have the right to acquire Acquired Shares, and up to 87,000 shares of Common Stock previously acquired by Fremont Partners, L.L.C., from Fremont Partners, L.L.C. at Fremont Partners, L.L.C.'s original cost.

Item 7.  Material to be Filed as Exhibits.

        The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

        (1) Joint Filing Agreement, dated as of October 23, 2000, by and between Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 23, 2000

                                     FREMONT INVESTORS I, L.L.C.
                                     FREMONT INVESTORS I CS, L.L.C.
                                     FREMONT PARTNERS, L.P.
                                     FP ADVISORS, L.L.C.,
                                     FREMONT GROUP, L.L.C.,
                                     FREMONT INVESTORS, INC.,
                                     FREMONT PARTNERS, L.L.C.


                                     By:   /s/ Robert Jaunich
                                          -----------------------------------
                                          Name:  Robert Jaunich
                                          Executive Officer or Executive
                                          Officer of a partner, member or
                                          manager of each Reporting Person



                               EXHIBIT INDEX

Exhibit
Number         Exhibit

(1) Joint Filing Agreement, dated as of October 23, 2000, by and among Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.